

UNITED STATES
[SECURI]TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


RECEIVED
FEB 2 1 2002
365
PROCESSING
WASH, D.C.

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SEC FILE NUMBER
8-52274

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LeCorgne Loewenbaum & Co., LLC

OFFICIAL USE ONLY
103772
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1100 Poydras Street, Suite 1750
(No. and Street)

New Orleans, (City) LA (State) 70163 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew P. LeCorgne 504-582-2121
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LaPorte, Sehrt, Romig & Hand
(Name — *if individual, state last, first, middle name*)

110 Veterans Blvd., Suite 200, Metairie, LA 70005
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 2 7 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Matthew P. LeCorgne, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LeCorgne Loewenbaum & Co., LLC, as of December 31, ~~19~~ XX 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

LeCorgne Loewenbaum & Co., LLC

by: [signature]
Signature
Matthew P. LeCorgne, President

President
Title

[signature]
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 8

INSURED		BOND NUMBER
Nations Fund Trust		**97430101B**
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
January 1, 2002	**June 1, 2001 to June 1, 2002**	Frank R Vento

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following:

Marsico Capital Management, LLC.
Marsico Fund Advisors, LLC.
The Marsico Investment Funds, a series consisting of:

- Marsico Focus Fund
- Marsico Growth and Income Fund
- Marsico 21st Century Fund
- Marsico International Opportunities Fund

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 9

INSURED		BOND NUMBER
Nations Fund Trust		**97430101B**
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
January 1, 2002	**June 1, 2001 to June 1, 2002**	Frank R. Vento

In consideration of the premium charged for this Bond, it is hereby understood and agreed that this Bond (other than Insuring Agreements C and D) does not cover loss resulting from or in connection with any business, activities, acts or omissions of (including services rendered by) any Insured which is not an Insured Fund ("Non-Fund") or any Employee of a Non-Fund, except loss, otherwise covered by the terms of this Bond, resulting from or in connection with

(1) services rendered by a Non-Fund to an Insured Fund, or to shareholders of such Fund in connection with the issuance, transfer, or redemption of their Fund shares; or

(2) Investment Advisory Services rendered by Marsico Capital Management, LLC. or Marsico Fund Advisors, LLC. ("Entity") to any investment advisory client of the Entity; or

(3) in the case of a Non-Fund substantially all of whose business is rendering the services described in (1) or (2) above, the general business, activities or operations of such Non-Fund, excluding (a) the rendering of services (other than those described in (1) or (2) above) to any person, or (b) the sale of goods or property of any kind.

It is further understood and agreed that with respect to any Non-Fund, Insuring Agreements C and D only cover loss of Property which a Non-Fund uses or holds, or in which a Non-Fund has an interest, in each case wholly or partially in connection with the rendering of services described in (1) or (2) above.

As used herein, "Investment Advisory Services" means (a) advice with respect to the desirability of investing in, purchasing or selling securities or other property, including the power to determine what securities or other property shall be purchased or sold, but not including furnishing only statistical and other factual information (such as economic factors and trends); and (b) the provision of financial, economic or investment management services, but only if ancillary and related to the advice referred to in clause (a) above.

For purposes of this Rider, Investment Advisory Services shall not include Personal Financial Planning Services.

It is further understood and agreed that as used herein, "Personal Financial Planning Services" means the provision of financial plans to individuals for compensation and the provision of services related thereto, and may include specific recommendations for the implementation of such plans and advice with respect to tax planning, retirement planning, estate planning, insurance planning, budgeting and cash management, or similar types of financial advice, but not including solely Investment Advisory Services.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 10

INSURED		BOND NUMBER
Nations Fund Trust		**97430101B**
EFFECTIVE DATE	**BOND PERIOD**	**AUTHORIZED REPRESENTATIVE**
January 1, 2002	**June 1, 2001 to June 1, 2002**	[signature]

In consideration of the premium charged for this Bond, it is hereby understood and agreed that notwithstanding anything to the contrary in this Bond, this Bond shall not cover loss resulting from or in connection with the discretionary voting by any Insured of securities owned or held by any client of such Insured, where such securities are issued by (1) such Insured, or (2) any entity controlling, controlled by, or under common control with such Insured, ("Affiliated Entity"), or (3) any Fund to which such Insured or any Affiliated Entity provides any services.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 11

INSURED		BOND NUMBER
Nations Fund Trust		**97430101B**
EFFECTIVE DATE	**BOND PERIOD**	**AUTHORIZED REPRESENTATIVE**
January 1, 2002	**June 1, 2001 to June 1, 2002**	[signature]

In consideration of the premium charged for this Bond, it is hereby understood and agreed that in the event that an Insured sustains a covered loss under Insuring Agreement A ("Fidelity") of this Bond, for which loss coverage is also provided under a Designated ERISA Bond:

(1) any Deductible Amount that would otherwise be applicable to such loss under Section 12 ("Deductible Amount") of this Bond shall be waived; and

(2) Section 11 ("Other Insurance") of this Bond shall not apply with respect to such Designated ERISA Bond, such that the coverage provided by this Bond for the loss shall be primary to any coverage provided for the loss by the Designated ERISA Bond.

It is further understood and agreed that as used in this rider, a "Designated ERISA Bond" means any "ERISA Fiduciary Fidelity Bond" issued by ICI Mutual Insurance Company, under which the Insured is named as a "Fiduciary" pursuant to Item 1 of the Declarations thereof.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.

Proposed Resolution

Authorization to Obtain New Fidelity Bond Coverage

The Trust is required to maintain a fidelity bond protecting the Funds against larceny and embezzlement of Fund assets. The current policy expires on January 1, 2002.

RESOLVED, that the Board of Trustees of the Marsico Investment Fund (the "Trust") hereby determines that a joint fidelity bond sponsored by ICI Mutual Insurance Company covering officers and employees of the Trust consisting of the Marsico Focus Fund, the Marsico Growth & Income Fund, the Marsico 21st Century Fund and the Marsico International Opportunities Fund (each a "Fund"), Marsico Capital Management, LLC, and Marsico Capital Management 401(k) Savings and Retirement Plan in accordance with the requirements of Rule 17g-1 promulgated by the Securities and Exchange Commission under 17(g) of the Investment Company Act of 1940, as amended, in the amount of $________ is reasonable in form and amount, after having given due consideration to the value of the aggregate assets of the Fund to which any such covered person may have access, the types and terms of the arrangements made for the custody and safekeeping of such assets and the nature of the securities in the Funds' portfolio; and

FURTHER RESOLVED, that the Board of Trustees hereby approves the payment by the Treasurer of an amount representing the portion of the annual premium on such joint insured fidelity bond allocable to such Fund based on its coverage under such bond after giving due consideration to relevant factors, including the $___________ aggregate amount of coverage under the joint insured bond, the aggregate annual premium of such bonds, the ratable allocation of the premium among all parties pursuant to Rule 17g-1 named as insured and the extent to which the share of the premium allocated to each Fund is less than the premium such Fund would have to pay if it maintained a single insured bond; and

FURTHER RESOLVED, that the Board of Trustees hereby confirms, ratifies and approves in all respects the execution by the appropriate officers of each Fund of an agreement among each Fund and all other named insureds under the joint fidelity bond, providing that in the event recovery is received under the bond as a result of a loss sustained by each Fund and one or more named insurees, each Fund shall receive an equitable and proportionate share of the recovery, but at least equal to the amount which it would have received had it maintained a single insure bond with the minimum recovery required by paragraph (d)(1) of Rule 17g-1 promulgated under the Investment Company Act of 1940; and

FURTHER RESOLVED, that the Secretary of each Fund is hereby designated to make all filings with the Securities and Exchange Commission and to give all notices on behalf of the Fund required by paragraph (g) of Rule 17g-1 promulgated under the Investment Company Act of 1940.

The Marsico Investment Fund

Proposed Resolution

Ratification of Renewal of Fidelity Bond Coverage and E&O Insurance

Pursuant to a written consent dated January 8, 2002, the Trustees authorized the officers to renew the Fidelity Bond for the Trust and the E&O Insurance Policy for the Trust's trustees and officers. The Board is asked to ratify the renewal of both of these policies.

RESOLVED, that the actions of the officers of the Trust to renew the Trust's fidelity bond for the period January 1, 2002 to June 1, 2002 and the payment of $3,758 in premiums be, and hereby are, ratified and approved; and

RESOLVED, that all actions taken by the officers of the Trust to renew the Trust's E&O Insurance Policy on behalf of the Trust's trustees and officers for the period January 1, 2002 to June 1, 2002 and the payment of $30,356 in premiums be, and hereby are, ratified and approved.